INVEST IN **HORROR HUB MARKETPLACE**

Horror Hub is a dual sided marketplace for horror fans, vendors, and creators


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horrorhubmarketplace.com Pittsburgh PA

Technology | Retail | Entertainment | Marketplace | B2B

LEAD INVESTOR



Alfred Dual

After speaking with the team at HorrorHub Marketplace, it is clear they have done the market analysis, understand the power of community, and created a sensible plan to execute. This is a niche market ripe for a partner to put all of the pieces together and create bonafide enterprise value. They've made savvy decisions in choosing to build a marketplace focused on reputable vendors, community building, and delivering an intuitive shopping experience.

Invested $10,000 this round

Highlights

1. Attacking a $9B Market
2. Retail Partners (Hot Topic, Strange and Unusual Store)
3. Horror Celebrity team members
4. COO has grown a marketplace to over 130 million in gross revenue

4. COO has grown a marketplace to over 130 million in gross revenue

5. Major distribution partners lined up
6. User growth across channels already over 3K a month.

Our Team



Nathan Bryner CEO / Founder

Entrepreneur. Horror Creator, special fx artist and graduate of the Savini school of design for horror.

Everyone on the team is a horror creator and fan. One of our team members (Doug Bradley) is the actor who played Pinhead in Hellraiser. We have a deep passion for horror and know the industry extremely well.



Chad Dahlstrom Operations Lead

Grew Discogs.com physical music marketplace to over 130 million in revenue as the COO and head of product. Discogs became the largest dual sided marketplace for physical music media beating Ebay and Amazon in physical music under his leadership.



Josh Balz PR/Screameo/Retail

Former Keyboard player for Motionless in White. Owner of Strange & Unusual retail store, Noir, and Parlor RootBeer. Josh has extensive retail and wholesale experience and deep reach within the horror and music community.



Doug Bradley Partner/Advisor

Doug Bradley is known to audiences around the world for his portrayal of the iconic figure of Pinhead in the first eight Hellraiser movies. Doug is a partner and spokesperson for Horror Hub Marketplace.



Steph Sciullo Partner/Advisor

Steph Sciullo, is co-host on Horror Hub's Down To Hell show with Doug Bradley and is a professional artist. Steph is also a partner and advisor to the brand.

Pitch


Horror Hub, LLC
Our marketplace:
• Home for all things horror
• Connecting buyers & sellers
• Building a horror community
We have created a secure online retail environment where buyers and sellers of all things horror can connect in one place.
Horror Hub
horrorhubmarketplace.com


VISION
To be the horror marketplace that the entire horror community converges on. We are the hub of horror collectibles, creators, and community.


OUR TEAM
JOSH BALZ
PR/Screamco/Retail
Former Keyboard player for Motionless in White. Owner of Strange & Unusual retail store, Noir, and Parlor RootBeer. Josh has extensive retail and wholesale experience and deep reach within the horror and music community.
STEPH SCIULLO
Partner
Successful horror artist and community icon.
DOUG BRADLEY
Partner
Hellraiser actor of the famous "Pinhead" character and horror community icon. Spokesperson for Horror Hub Marketplace.
CHAD DAHLSTROM
COO
Former CEO/COO of Discogs.com the largest physical music marketplace in the world. Chad has scaled marketplaces to over 150 mil in gross revenue. Horror writer of books and comics.. Owner of the Puzzle Box Horror website.
NATHAN BRYNER
CEO / Founder
Entrepreneur. Horror Creator, special fx artist and graduate of the Savini school of design for horror.


PROBLEM


Fragmented Market - Buyers and Sellers of Horror only have large scale, difficult to navigate, mega marketplaces.
Community Hub - Buyers, sellers, creators and collectors of horror have no central place to collaborate, meet and create together.
Horror Gets Blocked - As much as 20% of horror items get blocked on major platforms such as:


SOLUTION
A Single platform for horror fans, creators of horror, and vendors to:
Find new horror products
Sell unique horror items
Sell collectible horror products
Meet other horror fans
Creator/Vendor collaboration
Physical and online storefronts


PLATFORM
BUYING
Simple checkout process and account creation.
SELLING
From small sellers who add items individually to large imports. Taxes, privacy and payment all managed through the platform.
SCREAMEO
Videos from your favorite horror celebrities.
FORUMS
To connect buyers and sellers.
PUBLISHING
Twitch, articles, social media, partner sites.


JD Korn en-dorsement - SD 480p
from Wefunder Video
00:10


$9 Billion
Estimated Horror Product Industry
1-2%
We can capture 1-2% of this market 90-180 million
8 Years
Within 8 years from now

Forward-looking projections cannot be guaranteed.


MARKET SIZE
Halloween
$8,200,000,000
$8-9 billion annually. Second largest commercial holiday in the US.
Haunt Industry
$400,000,000
$400 million in revenue. Over 4,000 haunted attractions every year purchasing nearly $100 million in new products.
Gothic Lifestyle
$200,000,000
Estimated over $200 million in annual sales on clothing, accessories, etc.
Horror Books
$80,000,000
Estimated $80 million in yearly sales. Top 5 category in book sales as of 2020 and growing.
Collectibles
$50,000,000
Hundreds of thousands of original creator generated horror collectibles online.


TARGET
GENDER
35%
65%
Age
18-49
U.S.
110 million
Horror Fans
33% of people ages 18-49 are horror fans in North America. In the U.S. alone that is 110 million people. 148 million U.S. citizens celebrated Halloween in 2019.


MAIN COMPETITORS
Etsy
188,000 original creator generated horror collectibles for sale.
amazon
Largest multi-vendor marketplace for sellers. Neca horror figures US sales over 1,200 items a month alone.
ebay
128,000 horror collectibles for sale.
shopify
Creators, suppliers and vendors have their own websites.
Facebook groups are extremely community based.


COMPETITIVE ADVANTAGE
ebay amazon Etsy shopify
THEM
Fragmented markets
Marketplaces with high user fees
Social media groups, often blocked by bots
Not horror centric or friendly
Horror Hub
horrorhubmarketplace.com
US
First niche horror marketplace
Lower user fees than other marketplaces
Key Partnerships established (Hot Topic, Twitch TV, Horror apps and sites)
Created by Horror community members
Celebrity endorsements/team
Strong marketplace and retail knowledge


BUSINESS MODEL
Online Marketplace
Twitch TV
RETAIL STORES


10% of sales
Shipping fees
Fulfillment
Advertising
1st Party Data
15% of sales
Celebrity endorsement
30% revenue
Celebrity promotion
Community
Attract buyer & sellers
Live sales
Marketing
Strange & Unusual
Hot Topic
Affiliate
Screameo
Conventions


MARKET ADOPTION
Trade Shows
20 events in 2022
Appearances with Screameo celebrities
Partnerships
Doug Bradley
Hot Topic
Zagone Studios
Strange & Unusual
Slasher App
Owned Sites
Puzzle Box Horror
Horror Enthusiast
Partner Sites
Horror Oasis
Horror Tree
5 more 2022
Affiliate
Digital Marketing
Google Products Feed
Social Media
Email Acquisition
Re-Marketing


TARGET VALUATION
$150,000,000
Target valuation by 2030
8 Years
Focused on market growth and EBITDA
Reverb
Sold for $275 Million in 2020
Music gear marketplace with a total market size 4.5 Billion. ½ that of Horror. Multi sided niche marketplaces have exponential growth potential.

Forward-looking projections cannot be guaranteed.


OUR VALUES
COMMUNITY
Our community is the life of the company and we are all actively part of the horror fan and creator community.
IMPROVEMENT
We can always be better in service, products, planning, and execution.
FUN
Horror is fun and so should doing business in horror.


MISSION STATEMENT
By building a dual sided, community focused marketplace platform, we will bring the horror community together to buy, sell, collect and live horror everyday.